Mail Stop 3561

September 18, 2008

<u>By U.S. Mail</u>

Mr. Norman L. Frohreich
Chief Financial Officer
FullCircle Registry, Inc.
161 Alpine Drive
Shelbyville, Kentucky 40065

> **Re:** **FullCircle Registry, Inc.**
> **Form 10-KSB for the Year Ended December 31, 2007**
> **File No. 333-51918**

Dear Mr. Frohreich:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

William Thompson
Accounting Branch Chief